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SEC Mail Processing Section
NOV 2 8 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chadwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut St. 10th floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Zanghi 215-546-5005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square 2001 Market St. Suite 3100 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chadwick Securities, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JANE E. SILVERBERG, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 15, 2012

Signature

Vice-President and FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Chadwick Securities, Inc.

September 30, 2008

Contents

	Page
Report of Independent Certified Public Accountants	3
Financial statements	
Statement of financial condition	4
Statement of operations	5
Statement of changes in stockholder's equity	6
Statement of cash flows	7
Notes to financial statements	8
Supplementary information	
Report of Independent Certified Public Accountants on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission	14
Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission	15
Reconciliation of Unaudited Computation of Net Capital	16
Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption for SEC Rule 15c-3-3	17

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Certified Public Accountants

Stockholder and Board of Directors
Chadwick Securities, Inc.

We have audited the accompanying statement of financial condition of Chadwick Securities, Inc. (the "Company"), a Delaware corporation, as of September 30, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadwick Securities, Inc. as of September 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 26, 2008

CHADWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS	
Cash	$ 1,003,571
Commission and fee receivables from affiliate sponsored programs	669,081
Agency fee receivables	57,365
Receivables from affiliates	58,940
Prepaid expenses	293,557
Other assets	15,147
	$ 2,097,661
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions and fees payable	$ 613,831
Payables to affiliates	299,751
Accounts payable and accrued expenses	151,450
Total liabilities	1,065,032
Stockholder's Equity	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	1,289,246
Accumulated deficit	(256,627)
Total stockholder's equity	1,032,629
	$ 2,097,661

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

REVENUES:	
Commissions from affiliate and affiliate sponsored programs	$ 9,218,726
Fees from affiliate sponsored programs	3,851,575
Fees from affiliates	298,922
Agency fees	2,362,585
Total revenues	15,731,808
EXPENSES:	
Broker dealer commissions	9,218,726
Wholesaler commissions	2,749,136
Marketing and due diligence	1,456,406
General and administrative	2,591,397
Total expenses	16,015,665
Loss before income tax benefit	(283,857)
Income tax benefit	123,367
NET LOSS	$ (160,490)

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at October 1, 2007	$ 10	$ 759,442	$ (96,137)	$ 663,315
Capital contributions	–	979,804	–	979,804
Capital distribution	–	(450,000)	–	(450,000)
Net loss	–	–	(160,490)	(160,490)
Balance at September 30, 2008	$ 10	$ 1,289,246	$ (256,627)	$ 1,032,629

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

OPERATING ACTIVITIES:	
Net loss	$ (160,490)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization	3,137
Deferred income tax benefits	9,315
Change in operating assets and liabilities:	
Increase in commission and fee receivables	(202,467)
Increase in agency fee receivables	(57,365)
Decrease in receivables from affiliates.	76,155
Increase in prepaid expenses	(180,266)
Decrease in other assets	2,642
Increase in commissions and fees payable	325,523
Decrease in accrued state tax liability	(220,134)
Increase in payables to affiliates	857,681
Decrease in accounts payable and accrued expenses	(6,780)
Net cash provided by operating activities	446,951
FINANCING ACTIVITIES:	
Capital contributions	400,000
Capital distribution	(450,000)
Net cash used in financing activities	(50,000)
Increase in cash	396,951
Cash at beginning of year	606,620
Cash at end of year	$ 1,003,571
SUPPLEMENTAL INFORMATION:	
Income taxes paid	$ 250,228
NON-CASH FINANCING ACTIVITY:	
Expenses paid by Resource America, Inc. on the Company's behalf recorded as capital contributions	$ 579,804

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
September 30, 2008

Note 1 - Organization and Nature of Operations

Chadwick Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly-owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the financial fund management, real estate and commercial finance sectors.

The Company operates as a broker dealer primarily serving as a dealer-manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private, in limited or general partnerships and also tenant-in-common interests sponsored by subsidiaries of RAI who also serve as general partners and/or managers of these programs. The Company's business operations also include serving as the introducing agent for sales of securities of financial services companies, including but not limited to banks, thrifts, real estate investment trusts, and insurance companies. These securities, include trust preferred securities, subordinated debt, convertible debt and preferred stock and are offered to institutional or other sophisticated investors, including the Company's affiliates.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Management believes that, consistent with the financial statement presentation of other broker dealers, it is appropriate to present its balance sheet on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Commissions and Fees

The Company records commissions and fee revenues and related expenses from DPPs, which include dealer manager, marketing and due diligence fees after reaching a prescribed sales minimum (defined as breaking escrow) and upon each subsequent closing (the date an investor is accepted and admitted by the general partner) which is thereafter held on a weekly and monthly basis. The Company records commission revenues ranging from 6% to 7% of sales, subject to certain exclusions, which are then paid to third party broker dealers. Fees are based on a percentage of sales ranging from 2% to 3.5%, subject to certain exclusions. All commissions are from DPPs sponsored by or from affiliates. For agency transactions, revenues are recognized as of the trade date of the sale of securities. Fee revenues are paid from DPPs sponsored by affiliates and agency transactions.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries. The impact of federal income taxes including any deferred tax assets and liabilities are calculated and reported as if the Company filed on a separate company basis. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

Note 2 - Summary of Significant Accounting Policies – (Continued)

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI pays certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for certain RAI employees who perform services for the Company. These expenses are allocated to the Company and generally recorded as capital contributions.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value.

For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions. At September 30, 2008, the Company had deposits of $1,125,984 in one financial institution, of which $1,025,984 was in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). No losses have been experienced on these investments.

On October 3, 2008, an increase in the FDIC's insurance limit from $100,000 to $250,000 was made. At September 30, 2008, $875,984 would be in excess of amounts insured by FDIC under the new limit. The increase in the FDIC limit expires December 31, 2009.

Note 4 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its Parent, affiliates and affiliate sponsored investment programs.

	September 30, 2008		
	Commissions and Fees Receivables	Receivables from Affiliates	Payables to Affiliates
Affiliates:			
Commercial finance	$ –	$ 30,295	$ 168,504
Real estate	–	1,227	–
RAI	–	27,418	–
Financial fund management	–	–	131,247
	–	58,940	299,751
Affiliate sponsored programs:			
Commercial finance	399,461	–	–
Real estate	82,000	–	–
Financial fund management	187,620	–	–
	669,081	–	–
	$ 669,081	$ 58,940	$ 299,751

	For the year ended September 30, 2008			
	Revenues			
	Commissions	Fees - Programs	Fees - Affiliates	Allocated Expenses
Affiliates:				
Commercial finance	$ 204,900	$ –	$ 68,300	$ 318,470
Real estate	–	–	–	–
Financial fund management	–	–	–	243,956
RAI	–	–	–	579,804
Third party	–	–	230,622	–
	204,900	–	298,922	1,142,230
Affiliate sponsored programs:				
Commercial finance	5,401,863	2,344,927	–	–
Real estate	3,478,663	1,452,328	–	–
Financial fund management	133,300	54,320	–	–
	9,013,826	3,851,575	–	–
	$9,218,726	$3,851,575	$ 298,922	$ 1,142,230

Note 4 – Certain Relationships and Related Party Transactions – (continued)

The Company's commercial finance affiliate, LEAF Financial Corporation ("LEAF"), a majority-owned subsidiary of RAI, allocates a portion of the salary and benefits of one of its officers, who is also a registered representative of the Company, as well as benefits related to certain Company employees who participate in LEAF's benefit plans. This officer and Company employees perform services for the Company relating to the offerings sponsored by LEAF. For fiscal 2008, $318,470 was charged to the Company of which $168,504 was outstanding at September 30, 2008.

In fiscal 2008, RAI formed a wholly-owned subsidiary Resource Capital Markets, Inc. ("RCM"), a financial fund management affiliate, and commenced the Company's agency operations in May 2008. In conjunction therewith, RAI hired several employees, who are also registered representatives of the Company, and allocates a portion of their salary, benefits and related general and administrative costs to the Company. For fiscal 2008, $228,554 was charged to the Company of which $115,844 was outstanding at September 30, 2008.

During fiscal 2008, RAI contributed $579,804 to cover operating as well as general and administrative costs which were recorded as capital contributions pursuant to its expense reimbursement agreement with the Company. In addition, the Company received cash capital contributions of $400,000 and paid a $450,000 capital distribution during fiscal 2008.

An introducing agent fee of $230,622 was received from Cohen and Company, a broker dealer, whose Chairman and principal shareholder is the brother of the President and Chief Executive Officer of RAI.

Note 5 – Income Taxes

The following table details the components of the Company's income taxes for fiscal 2008.

Income tax benefit (provision):	
Current:	
Federal	$ 58,002
State	74,680
Deferred:	
Federal	3,219
State	(12,534)
	$ 123,367

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended September 30, 2008 was 43.46%. This rate was mainly comprised of the Company's pre-tax income and federal income tax rate of 35% adjusted for permanent items such as meals and entertainment. In addition, the state income tax rate is a major component in the Company's overall effective rate.

Note 5 – Income Taxes – (continued)

The components of the Company's deferred tax assets, included in other assets, as of September 30, 2008 are as follows.

Deferred tax assets – Federal:	
Accrued expenses	$ 6,357
Leasehold improvements – basis difference	1,502
	7,859
Deferred tax assets – State:	
Leasehold improvements – basis difference	476
Accrued expenses	2,015
	2,491
	$ 10,350

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following summarizes the Company's compliance with these regulations at September 30, 2008.

Net capital	$ 546,687
Required net capital	$ 71,002
Excess net capital	$ 475,685
Net capital ratio	1.95 to 1

Note 7 – Regulatory Exemptions

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

SUPPLEMENTARY INFORMATION

Report of Independent Certified Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Stockholder and Board of Directors
Chadwick Securities, Inc.

We have audited the accompanying financial statements of Chadwick Securities, Inc. as of and for the year ended September 30, 2008 and have issued our report thereon dated November 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the reconciliation of unaudited computation of net capital to audited computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 26, 2008

CHADWICK SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2008

NET CAPITAL:	
Total stockholder's equity	$ 1,032,629
Changes:	
Non-allowable assets:	
Fee receivables from affiliate sponsored programs	89,615
Agency fee receivables	28,683
Receivables from affiliates	58,940
Prepaid expenses	293,557
Other assets	15,147
Total non-allowable assets	485,942
Net capital	$ 546,687
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Commissions and fees payable	$ 613,831
Payables to affiliates	299,751
Accounts payable and accrued expenses	151,450
Total aggregate indebtedness	$ 1,065,032
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 71,002
Minimum dollar net capital required	$ 5,000
Net capital requirement	$ 71,002
Excess net capital	$ 475,685
Excess net capital at 1000% less 10% of aggregate indebtedness	$ 440,183
Ratio: Aggregate indebtedness to net capital	1.95 to 1

CHADWICK SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
September 30, 2008

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows.

Unaudited computation of net capital per most recent quarterly filing		$ 481,628
Audit Adjustments:		
Adjust receivables from affiliates to actual	$ 27,418	
Adjust payables to affiliates to actual	20,821	
Adjust other assets to actual	2,491	
Adjust accounts payable and accrued expenses to actual	44,238	
Changes in Nonallowable Assets:		
Adjust receivables from affiliates to actual	(27,418)	
Adjust other assets to actual	(2,491)	
Net change in net capital		65,059
Adjusted computation of net capital		$ 546,687

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption for Sec Rule 15c3-3

Stockholder and Board of Directors
Chadwick Securities, Inc.

In planning and performing our audit of the financial statements of Chadwick Securities, Inc. (the "Company"), as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a significant deficiency and communicated this in writing to management and those charged with governance on November 26, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 26, 2008

END